TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures Inc. expands drill program to 7,000 meters using a second drill rig in the Democratic Republic of Congo.

Second drill rig now working on site Drill program expanded from 5,000 meters to 7,000 meters. Presently negotiating for land position expansio

October 25th, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that their previously announced 5,000 meter, reverse circulation drill program in the Democratic Republic of Congo (DRC) will be expanded to 7,000 meters. A second drill rig was mobilized and is now in operation on the properties. The second drill rig will be used to drill the artisanal workings on the property and will also drill off the newly identified copper showing.

The expansion of this drill program will enable us collect the maximum information possible before the rainy season halts this initial drilling program. We anticipate being able to drill up to the beginning of December. All drill chips samples will be collected under strict supervision and will be assayed by ALS Chemex laboratories in South Africa. ALS Chemex is a internationally recognized and respected assaying company.

Jean Luc Roy, President of El Nino states, “I am very pleased that we have been able to source and mobilize a second drill rig.  With the number of targets we have it is comforting that we will be able to expand our drill program to 7,000 meters and complete it before the rainy season. This initial drill program will give our technical team substantial information that will be used to plan and prepare our 2008 exploration program. Our newly identified copper showing and the area known as artisanal workings will be drilled off using the second drill rig.”

About El Niño Ventures Inc.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit : www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.